EXHIBIT 21.1

SUBSIDIARIES OF CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

Name	Ownership	State of Incorporation
StemSpine Inc.	100.00%	Nevada
ImmCelz Inc.	100.00%	Nevada
Creative Medical Technologies Inc.	100.00%	Nevada
AmnioStem LLC	100.00%	Nevada